
December 21, 2023

Derek Liu
Chief Financial Officer
Silvercorp Metals, Inc.
1066 West Hastings Street, Suite 1750
Vancouver, British Columbia
Canada V6E 3X1

> **Re: Silvercorp Metals, Inc.**
> **Form 40-F for the Fiscal Year ended March 31, 2023**
> **Filed June 1, 2023**
> **File No. 001-34184**

Dear Derek Liu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation